------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0287
                                                  Expires:     December 31, 2001
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person

      Cummin III, Pearson C.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

      c/o Consumer Venture Partners
      Three Pickwick Plaza
--------------------------------------------------------------------------------
                                    (Street)

      Greenwich, CT  06830
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol


      Boston Beer Company (SAM)
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

      November 1999
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X  ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------
================================================================================
7.  Individual or Joint/Group Filing (Check Applicable Line)
   [X  ]   Form filed by One Reporting Person

   [   ]   Form filed by More than One Reporting Person
================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          11/23/99       J(1)            158,820     D      N/A      2,293          I         (2)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          11/23/99       J(3)              9,785     A      N/A      61,630         D
------------------------------------------------------------------------------------------------------------------------------------


Common Stock                          11/23/99       J(4)             17,275     D      N/A                     I         (2)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          11/23/99       J(5)              3,175     A      N/A                     D
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          11/23/99       J(6)              1,990     A      N/A                     I         (2)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          11/23/99       J(7)                303     A      N/A                     I         (2)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Explanation of Responses:

(1)  Distribution by Consumer Venture Partners I, L.P. ("CVP") of 123,682 shares to its Limited Partners and 35,138 shares to its
     General Partner.

(2)  Reflects 0 shares held by CVP, 0 shares held by Consumer Venture Associates, L.P. ("CVA") and 0 shares held by CMK
     Associates, L.P. ("CMK")and 2,293 shares held by CVG PSPT (see below).  Mr. Cummin is a General Partner of CVA.  CVA is the sole General Partner of CVP.  Mr. Cummin and a profit sharing plan in which Mr. Cummin has an interest ("CVG PSPI") are also each general partners of CMK.  Due to Mr. Cummin's relationship with CVP, CVA and CMK he may be deemed to benefically own the shares.  Mr. Cummin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest.

(3)  Distribution by CVA to Mr. Cummin.

(4)  Distribution by CMK to CMK partners.

(5)  Distribution by CMK to Mr. Cummin.

(6)  Distribution by CMK to CVG PSPT for benefit of Mr. Cummin.

(7)  Distribution by CMK to CVG PSPT, of which Mr. Cummin is a trustee.


/s/Pearson C. Cummin III                                    December 9, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.